Filed Pursuant to Rule 424(b)(3) and Rule 424(c)

Registration Statement No. 333-130219

Prospectus Supplement

Number 1

$10,000,000

Richardson Electronics, Ltd.

8% Convertible Senior Subordinated Notes due 2011

This prospectus supplement covers resales by holders of our 8% Convertible Senior Subordinated Notes due 2011 and shares of common stock into which the notes are convertible, as described in the prospectus dated September 4, 2007, which we refer to as the prospectus. This prospectus supplement should be read in conjunction with the prospectus. This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the prospectus.

You should carefully consider the risk factors described beginning on page 12 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 11, 2007.

Recent Developments

On October 11, 2007, we filed the following quarterly report on Form 10-Q for the quarter ended September 1, 2007, with the United States Securities and Exchange Commission.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 1, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              To

Commission File Number: 0-12906

RICHARDSON ELECTRONICS, LTD.

(Exact name of registrant as specified in its charter)

Delaware	36-2096643
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

40W267 Keslinger Road, P.O. Box 393 LaFox, Illinois 60147-0393

(Address of principal executive offices)

Registrant's telephone number, including area code: (630) 208-2200

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒   Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer  ☐    Accelerated Filer  ☒    Non-Accelerated Filer  ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

As of October 8, 2007, there were outstanding 14,806,914 shares of Common Stock, $0.05 par value, inclusive of 1,122,232 shares held in treasury, and 3,048,258 shares of Class B Common Stock, $0.05 par value, which are convertible into Common Stock of the registrant on a share for share basis.

		Page
Part I.	Financial Information
Item 1.	Financial Statements	2
	Condensed Consolidated Balance Sheets as of September 1, 2007 and June 2, 2007	2
	Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) for the Three-Month Period Ended September 1, 2007 and September 2, 2006	3
	Condensed Consolidated Statements of Cash Flows for the Three-Month Period Ended September 1, 2007 and September 2, 2006	4
	Notes to Condensed Consolidated Financial Statements	5
Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations	16
Item 3.	Quantitative and Qualitative Disclosures About Market Risk	23
Item 4.	Controls and Procedures	24

Part II.	Other Information
Item 1.	Legal Proceedings	25
Item 1A.	Risk Factors	25
Item 5.	Other Information	25
Item 6.	Exhibits	25
Signatures		26
Exhibit Index		27

PART I. FINANCIAL INFORMATION

ITEM 1.	FINANCIAL STATEMENTS

Richardson Electronics, Ltd.

Condensed Consolidated Balance Sheets

(in thousands, except per share amounts)

	Unaudited
	September 1, 2007	June 2, 2007
Assets
Current assets:
Cash and cash equivalents	$21,781	$17,436
Restricted cash	—	61,899
Receivables, less allowance of $1,601 and $1,574	97,316	105,709
Inventories	118,144	110,174
Prepaid expenses	4,547	5,129
Deferred income taxes	2,477	2,131
Current assets of discontinued operations held for sale	220	242

Total current assets	244,485	302,720

Non-current assets:
Property, plant and equipment, net	30,075	29,703
Goodwill	11,710	11,611
Other intangible assets, net	838	1,581
Non-current deferred income taxes	843	389
Assets held for sale	978	1,004
Other assets	1,831	2,058
Non-current assets of discontinued operations held for sale	5	5

Total non-current assets	46,280	46,351

Total assets	$290,765	$349,071

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$64,328	$55,530
Accrued liabilities	20,649	31,330
Current portion of long-term debt	—	65,711
Current liabilities of discontinued operations held for sale	253	2,737

Total current liabilities	85,230	155,308

Non-current liabilities:
Long-term debt, less current portion	59,883	55,683
Long-term income tax liabilities	6,954	—
Non-current liabilities	1,528	1,535

Total non-current liabilities	68,365	57,218

Total liabilities	153,595	212,526

Commitments and contingencies	—	—

Stockholders’ equity
Common stock, $0.05 par value; issued 15,929 shares at September 1, 2007 and 15,920 shares at June 2, 2007	797	796
Class B common stock, convertible, $0.05 par value; issued 3,048 at September 1, 2007 and June 2, 2007	152	152
Preferred stock, $1.00 par value, no shares issued	—	—
Additional paid-in-capital	119,260	118,880
Common stock in treasury, at cost, 1,122 shares at September 1, 2007 and 1,179 shares at June 2, 2007	(6,651)	(6,989)
Retained earnings	20,569	21,631
Accumulated other comprehensive income	3,043	2,075

Total stockholders’ equity	137,170	136,545

Total liabilities and stockholders’ equity	$290,765	$349,071

See notes to condensed consolidated financial statements.

Richardson Electronics, Ltd.

Condensed Consolidated Statement of Operations

and Comprehensive Income (Loss)

(Unaudited)(in thousands, except per share amounts)

	Three months ended
	September 1, 2007	September 2, 2006
Statements of Operations
Net sales	$129,465	$139,437
Cost of sales	96,827	105,085

Gross profit	32,638	34,352
Selling, general, and administrative expenses	29,966	30,313
(Gain) loss on disposal of assets	1	(19)

Operating income	2,671	4,058

Other (income) expense:
Interest expense	2,676	1,610
Investment income	(371)	(77)
Foreign exchange loss	444	387
Retirement of long-term debt expenses	—	2,540
Other, net	(1)	14

Total other expense	2,748	4,474

Loss from continuing operations before income taxes	(77)	(416)
Income tax provision	314	392

Loss from continuing operations	(391)	(808)
Income (loss) from discontinued operations, net of provision for income tax of $16 and $792, respectively	31	(291)

Net loss	$(360)	$(1,099)

Net loss per common share – basic:
Loss from continuing operations	$(0.02)	$(0.05)
Income (loss) from discontinued operations	0.00	(0.01)

Net loss per common share – basic	$(0.02)	$(0.06)

Net loss per Class B common share – basic:
Loss from continuing operations	$(0.02)	$(0.04)
Income (loss) from discontinued operations	0.00	(0.02)

Net loss per Class B common share – basic	$(0.02)	$(0.06)

Net loss per common share – diluted:
Loss from continuing operations	$(0.02)	$(0.05)
Income (loss) from discontinued operations	0.00	(0.01)

Net loss per common share – diluted	$(0.02)	$(0.06)

Net loss per Class B common share – diluted:
Loss from continuing operations	$(0.02)	$(0.04)
Income (loss) from discontinued operations	0.00	(0.02)

Net loss per Class B common share – diluted	$(0.02)	$(0.06)

Weighted average number of shares:
Common shares - basic	14,840	14,400

Class B common shares - basic	3,048	3,093

Common shares - diluted	14,840	14,400

Class B common shares - diluted	3,048	3,093

Statement of Comprehensive Income (Loss)
Net loss	$(360)	$(1,099)
Foreign currency translation, net of tax	746	89
Discontinued operations foreign currency translation, net of tax	—	(12)
Fair value adjustments on investments, net of tax	(236)	(1)

Comprehensive income (loss)	$150	$(1,023)

See notes to condensed consolidated financial statements

Richardson Electronics, Ltd.

Condensed Consolidated Statements of Cash Flows

(Unaudited)(in thousands)

	Three months ended
	September 1, 2007	September 2, 2006
Operating activities:
Net loss	$(360)	$(1,099)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Depreciation and amortization	1,315	1,548
(Gain) loss on disposal of assets	1	(19)
Retirement of long-term debt expenses	—	2,540
Write-off of deferred financing costs	643	—
Stock compensation expense	98	176
Deferred income taxes	(778)	(242)
Receivables	8,857	(796)
Inventories	(6,563)	(4,718)
Accounts payable and accrued liabilities	2,864	(4,578)
Other liabilities	(7)	81
Other	(138)	(408)

Net cash provided by (used in) operating activities	5,932	(7,515)

Investing activities:
Capital expenditures	(1,578)	(859)
Proceeds from sale of assets	41	6
Proceeds from sales of available-for-sale securities	157	118
Purchases of available-for-sale securities	(157)	(118)

Net cash used in investing activities	(1,537)	(853)

Financing activities:
Proceeds from borrowings	45,800	71,540
Payments on debt	(107,240)	(60,216)
Restricted cash	61,899	—
Proceeds from issuance of common stock	69	—
Cash dividends	(702)	(687)
Payments on retirement of long-term debt	—	(700)
Other	—	(486)

Net cash (used in) provided by financing activities	(174)	9,451

Effect of exchange rate changes on cash and cash equivalents	124	109

Increase in cash and cash equivalents	4,345	1,192
Cash and cash equivalents at beginning of period	17,436	17,010

Cash and cash equivalents at end of period	$21,781	$18,202

See notes to condensed consolidated financial statements.

RICHARDSON ELECTRONICS, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(in thousands, except per share amounts and except where indicated)

Note A – Basis of Presentation

The accompanying unaudited Condensed Consolidated Financial Statements have been prepared in accordance with United States generally accepted accounting principles for interim financial information and the instructions to Form 10-Q and Item 10 of Regulation S-K. Accordingly, they do not include all the information and notes required by United States generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments necessary for a fair presentation of the results of interim periods have been made and such adjustments were of a normal and recurring nature. The results of operations and cash flows for the three-month period ended September 1, 2007 are not necessarily indicative of the results that may be expected for the fiscal year ending May 31, 2008.

Richardson Electronics, Ltd.’s (the Company) fiscal quarter ends on the Saturday nearest the end of the quarter ending month. The first quarter of fiscal 2008 and 2007 contain 13 weeks.

The financial information contained in this report should be read in conjunction with the Company’s Annual Report on Form 10-K for the fiscal year ended June 2, 2007.

Note B – Investment in Marketable Equity Securities

The Company’s investments are primarily equity securities, all of which are classified as available-for-sale and are carried at their fair value based on the quoted market prices. The fair value of the Company’s equity securities, included in other non-current assets, were $759 at September 1, 2007 and $1,001 at June 2, 2007. Proceeds from the sale of the securities were $157 and $118 during the first quarter of fiscal 2008 and 2007, respectively. Gross realized gains on those sales were $4 and $13 during the first quarter of fiscal 2008 and 2007, respectively. Gross realized losses on security sales for the first quarter of fiscal 2008 and 2007 were $12 and $23, respectively. Net unrealized holding losses of $236 and $1 for the first quarter of fiscal 2008 and 2007, respectively, have been included in accumulated comprehensive income for fiscal 2008 and 2007.

The following table is the disclosure under Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities, for the investment in marketable equity securities with fair values less than cost basis:

	Marketable Security Holding Length
	Less Than 12 Months		More Than 12 Months		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
September 1, 2007
Common Stock	$276	$23	$—	$—	$276	$23
June 2, 2007
Common Stock	$65	$4	$—	$—	$65	$4

Note C – Assets Held for Sale

In July 2006, the Company offered to sell a building located in Brazil for $978. During the first quarter of fiscal 2008, the Company received an offer to purchase the building for 2,000 Brazilian Real (equivalent to approximately $1,000), and received a security deposit of 600 Brazilian Real. Upon closing of the sale, the Company will receive additional proceeds of 400 Brazilian Real in cash and a note receivable of 1,000 Brazilian Real which is payable in ten monthly installments of 100 Brazilian Real, commencing one month after closing. The closing of this transaction is expected to occur during fiscal 2008, however, the Company cannot give any assurance as to the actual timing or successful completion of the transaction.

Note D – Goodwill and Other Intangible Assets

In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, goodwill is tested for impairment at least annually or more frequently if events or circumstances indicate that goodwill might be impaired. The Company performs its annual goodwill impairment assessment as of the end of the third quarter of each fiscal year. The table below provides changes in carrying value of goodwill by reportable segment, which includes RF, Wireless & Power Division (RFPD), Electron Device Group (EDG), and Display Systems Group (DSG):

	Goodwill
	Reportable Segments
	RFPD	EDG	DSG	Total
Balance at June 2, 2007	$263	$902	$10,446	$11,611
Foreign currency translation	4	1	94	99

Balance at September 1, 2007	$267	$903	$10,540	$11,710

Intangible assets subject to amortization, as well as amortization expense, are as follows:

	Intangible Assets Subject to Amortization
	September 1, 2007		June 2, 2007
	Gross Amounts	Accumulated Amortization	Gross Amounts	Accumulated Amortization
Deferred financing costs	$2,648	$1,810	$4,539	$2,958
Patents and trademarks	478	478	478	478

Total	$3,126	$2,288	$5,017	$3,436

Deferred financing costs decreased during the first quarter of fiscal 2008 primarily due to the write-off of previously capitalized deferred financing costs of $643 related to the extinguishment of the Company’s existing multi-currency revolving credit agreement (credit agreement) as a result of the Company entering into a new $40,000 revolving credit agreement (new credit agreement) on July 27, 2007. The write-off of $643 has been classified as interest expense for the three month period ended September 1, 2007.

Amortization expense for the three-month period ended September 1, 2007 and September 2, 2006 was as follows:

	Amortization Expense for First Quarter
	FY 2008	FY 2007
Deferred financing costs	$100	$99

Total	$100	$99

The amortization expense associated with the intangible assets subject to amortization is expected to be $257, $209, $209, $209, and $54 in fiscal 2008, 2009, 2010, 2011, and 2012, respectively. The weighted average number of years of amortization expense remaining is 4.00.

Note E – Restructuring Charges

The Company implemented a global restructuring plan during fiscal 2007 (2007 Restructuring Plan). The 2007 Restructuring Plan decreased the number of warehouses and streamlined much of the entire organization which is expected to reduce further corporate and administrative expense. During fiscal 2007, the Company centralized inventory distribution in Europe, restructured its Latin American operations, and reduced its total workforce, including the elimination and restructuring of layers of management.

As a result of the Company’s 2007 Restructuring Plan, restructuring charges of $2,222 were recorded in selling, general, and administrative expenses (SG&A) during fiscal 2007. Severance costs of $917 were paid during fiscal 2007. During fiscal 2007, the employee severance costs were adjusted $54 decreasing SG&A due to the difference between estimated severance costs and actual payouts. During the first quarter of fiscal 2008, severance costs of $982 were paid. The remaining balance payable as of September 1, 2007 has been included in accrued liabilities. As of September 1, 2007, the following table depicts the amounts associated with the activity related to the 2007 Restructuring Plan by reportable segment:

	Restructuring Liability	For the three months ended September 1, 2007			Restructuring Liability
2007 Restructuring Plan Fiscal 2008	June 2, 2007	Reserve Recorded	Payment	Adjustment to Reserve	September 1, 2007
Employee severance costs:
RFPD	$188	$—	$(74)	$—	$114
EDG	379	—	(379)	—	—
Corporate	684	—	(529)	—	155

Total	$1,251	$—	$(982)	$—	$269

Note F – Warranties

The Company offers warranties for specific products it manufactures. The Company also provides extended warranties for some products it sells that lengthen the period of coverage specified in the manufacturer’s original warranty. Terms generally range from one to three years.

The Company estimates the cost to perform under its warranty obligation and recognizes this estimated cost at the time of the related product sale. The Company reports this expense as an element of cost of sales in its Consolidated Statements of Operations. Each quarter, the Company assesses actual warranty costs incurred, on a product-by-product basis, as compared to its estimated obligation. The estimates with respect to new products are based generally on knowledge of the products, are extrapolated to reflect the extended warranty period, and are refined each quarter as better information with respect to warranty experience becomes known.

Warranty reserves are established for costs that are expected to be incurred after the sale and delivery of products under warranty. The warranty reserves are determined based on known product failures, historical experience, and other currently available evidence.

Changes in the warranty reserve for first three months of fiscal 2008 was as follows:

Warranty Reserve
Balance at June 2, 2007	$415
Accruals for products sold	108
Utilization	(126)

Balance at September 1, 2007	$397

Note G – Debt

Long-term debt consists of the following:

	September 1, 2007	June 2, 2007
7 3/4% convertible senior subordinated notes, due December 2011	$44,683	$44,683
8% convertible senior subordinated notes, due June 2011	11,000	11,000
New credit agreement, due July 2010 (8.25% at September 1, 2007)	4,200	—
Credit agreement, due October 2009 (7.72% at June 2, 2007)	—	65,711

Total debt	59,883	121,394
Less: current portion	—	(65,711)

Long-term debt	$59,883	$55,683

At September 1, 2007, the Company maintained $59,883 in long-term debt, primarily in the form of two series of convertible notes and a new credit agreement. The Company entered into a new $40,000 credit agreement on July 27, 2007 which includes a Euro subfacility ($15,000) and a Singapore subfacility ($5,000). This new credit agreement expires in July 2010 and bears interest at applicable LIBOR, SIBOR, or prime rates plus a margin varying with certain quarterly borrowings under the new credit agreement. This new credit agreement is secured by a lien on the Company’s assets and also contains a financial covenant requiring the Company to maintain a leverage ratio of less than 2.0 to 1.0. The commitment fee related to the new credit agreement is 0.25% per annum payable quarterly on the average daily unused portion of the aggregate commitment. At September 1, 2007, $4,200 was outstanding under the new credit agreement, outstanding letters of credit were $590, and the unused line was $35,210. The new credit agreement consists of the following facilities as of September 1, 2007:

	Capacity	Amount Outstanding	Interest Rate
U.S. Facility	$20,000	$4,200	8.25%
Euro Subfacility	15,000	—	—
Singapore Subfacility	5,000	—	—

Total	$40,000	$4,200	8.25%

Interest expense increased to $2,676 for the first quarter of fiscal 2008 as compared with $1,610 during the same period of last fiscal year. Interest expense consists of the following components as noted in the following table:

	First Quarter
	FY 2008	FY 2007
7 3/4% convertible senior subordinated notes interest expense	$866	$856
8% convertible senior subordinated notes interest expense	220	494
Credit agreement interest expense	556	—
New credit agreement interest expense	229	—
Deferred financing costs amortization	149	223
Write-off of deferred financing costs	643	—
Other	13	37

Total interest expense	$2,676	$1,610

As discussed in Note L, in accordance with Emerging Issues Task Force (EITF) Issue No. 87-24, Allocation of Interest to Discontinued Operations, (EITF 87-24), the Company allocated interest related to the credit agreement to discontinued operations for the first quarter of fiscal 2007. Interest expense incurred on the credit agreement during the first quarter of fiscal 2008 related primarily to working capital associated with continuing operations.

As discussed in Note D, the Company wrote-off $643 of deferred financing costs during the first quarter of fiscal 2008 due to the extinguishment of the credit agreement on July 27, 2007.

Note H – Income Taxes

The effective income tax rate for the first quarter of fiscal 2008 was a provision of 407.8% as compared with a provision of 94.2% for the first quarter of fiscal 2007. The difference between the effective tax rates as compared to the U.S. federal statutory rate of 34% primarily results from the Company’s geographical distribution of taxable income or losses and valuation allowances related to net operating losses. For the first quarter of fiscal 2008, the tax benefit related to net operating losses was limited by the requirement for a valuation allowance of $620.

In the normal course of business, the Company is subject to examination by taxing authorities throughout the world. The Company is no longer subject to either U.S. federal, state, or local tax examinations by tax authorities for years prior to FY04. With few exceptions, the Company is no longer subject to non-U.S. income tax examinations by tax authorities for years prior to FY02. The Company’s primary foreign tax jurisdictions are the United Kingdom, Germany, Singapore, and the Netherlands. The following table summarizes the open tax years for each major jurisdiction:

Jurisdiction	Open Tax Years
Federal	FY04 – FY07
United Kingdom	FY05 – FY07
Germany	FY02 – FY07
Singapore	FY02 – FY07
Netherlands	FY02 – FY07

Effective June 3, 2007, the Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of SFAS 109, Accounting for Income Taxes, (FIN 48). The application of FIN 48 would have resulted in an increase in retained earnings of $1,647, except that the increase was fully offset by the application of a valuation allowance against net operating losses. In addition, the Company reclassified $6,954 of income tax liabilities from current liabilities to non-current liabilities as the Company does not anticipate settling the liabilities within the next twelve months.

At June 3, 2007, the Company’s worldwide liability for uncertain tax positions was $6,481, excluding interest and penalties. Unrecognized tax benefits of $2,623 would affect the Company’s effective tax rate if recognized. There were no significant changes in components of the liability in the three months ending September 1, 2007.

The Company records penalties and interest relating to uncertain tax positions in the income tax expense line item within the consolidated statement of operations. At June 3, 2007, approximately $821 was included in the liability for uncertain tax positions for the possible payment of interest and penalties.

It is reasonably possible that there will be a change in the unrecognized tax benefits in the range of $0 to approximately $900 due to the expiration of various statutes of limitations within the next 12 months.

Note I – Calculation of Earnings Per Share

The Company has authorized 30,000 shares of common stock, 10,000 shares of Class B common stock, and 5,000 shares of preferred stock. The Class B common stock has ten votes per share. The Class B common stock has transferability restrictions; however, it may be converted into common stock on a share-for-share basis at any time. With respect to dividends and distributions, shares of common stock and Class B common stock rank equally and have the same rights, except that Class B common stock cash dividends are limited to 90% of the amount of common stock cash dividends.

According to the EITF Issue No. 03-6 “Participating Securities and the Two-Class Method under FASB Statement No. 128” (EITF Issue No. 03-6), the Company’s Class B common stock is considered a participating security requiring the use of the two-class method for the computation of basic and diluted earnings per share. The two-class computation method for each period reflects the cash dividends paid per share for each class of stock, plus the amount of allocated undistributed earnings per share computed using the participation percentage which reflects the dividend rights of each class of stock. Basic and diluted earnings per share reflect the application of EITF Issue No. 03-6 and was computed using the two-class method. The shares of Class B common stock are considered to be participating convertible securities since the shares of Class B common stock are convertible on a share-for-share basis into shares of common stock and may participate in dividends with common stock according to a predetermined formula (90% of the amount of common stock cash dividends).

Diluted earnings per share is calculated by dividing net income, adjusted for interest savings, net of tax, on assumed conversion of convertible debentures and notes, by the actual shares outstanding and share equivalents that would arise from the exercise of stock options, certain restricted stock awards, and the assumed conversion of convertible debentures and notes when dilutive. For the first quarter of fiscal 2008 and 2007, the assumed conversion and the effect of the interest savings of the Company’s 7 3/4% convertible senior subordinated notes (7 3/4% notes) and 8% convertible senior subordinated notes (8% notes) were excluded because their inclusion would have been anti-dilutive. The per share amounts presented in the Consolidated Statements of Operations are based on the following amounts:

	Three months ended
	September 1, 2007	September 2, 2006
Numerator for basic and diluted EPS:
Loss from continuing operations	$(391)	$(808)
Less dividends:
Common stock	592	576
Class B common stock	110	111

Undistributed losses	$(1,093)	$(1,495)

Common stock undistributed losses	$(922)	$(1,253)
Class B common stock undistributed losses – basic	(171)	(242)

Total undistributed losses – common stock and Class B common stock – basic	$(1,093)	$(1,495)

Common stock undistributed losses	$(922)	$(1,253)
Class B common stock undistributed losses – diluted	(171)	(242)

Total undistributed losses – Class B common stock – diluted	$(1,093)	$(1,495)

Income (loss) from discontinued operations	$31	$(291)
Less dividends:
Common stock	592	576
Class B common stock	110	111

Undistributed losses	$(671)	$(978)

Common stock undistributed losses	$(566)	$(820)
Class B common stock undistributed losses – basic	(105)	(158)

Total undistributed losses – common stock and Class B common stock – basic	$(671)	$(978)

Common stock undistributed losses	$(566)	$(820)
Class B common stock undistributed losses – diluted	(105)	(158)

Total undistributed losses – Class B common stock – diluted	$(671)	$(978)

	Three months ended
	September 1, 2007	September 2, 2006
Numerator for basic and diluted EPS:
Net loss	$(360)	$(1,099)
Less dividends:
Common stock	592	576
Class B common stock	110	111

Undistributed losses	$(1,062)	$(1,786)

Common stock undistributed losses	$(896)	$(1,497)
Class B common stock undistributed losses – basic	(166)	(289)

Total undistributed losses – common stock and Class B common stock – basic	$(1,062)	$(1,786)

Common stock undistributed losses	$(896)	$(1,497)
Class B common stock undistributed losses – diluted	(166)	(289)

Total undistributed losses – Class B common stock – diluted	$(1,062)	$(1,786)

Denominator for basic and diluted EPS:
Denominator for basic EPS:
Common stock weighted average shares	14,840	14,400
Class B common stock weighted average shares, and shares under if-converted method for diluted earnings per share	3,048	3,093
Effect of dilutive securities
Unvested restricted stock awards	—	—
Dilutive stock options	—	—

Denominator for diluted EPS adjusted for weighted average shares and assumed conversions	17,888	17,493

Loss from continuing operations per share:
Common stock – basic	$(0.02)	$(0.05)

Class B common stock – basic	$(0.02)	$(0.04)

Common stock – diluted	$(0.02)	$(0.05)

Class B common stock – diluted	$(0.02)	$(0.04)

Income (loss) from discontinued operations per share:
Common stock – basic	$0.00	$(0.01)

Class B common stock – basic	$0.00	$(0.02)

Common stock – diluted	$0.00	$(0.01)

Class B common stock – diluted	$0.00	$(0.02)

Net loss per share:
Common stock – basic	$(0.02)	$(0.06)

Class B common stock – basic	$(0.02)	$(0.06)

Common stock – diluted	$(0.02)	$(0.06)

Class B common stock – diluted	$(0.02)	$(0.06)

Common stock options that were anti-dilutive and not included in dilutive earnings per common share	1,551	1,825

Note J – Stock-Based Compensation

In the first quarter of fiscal 2007, the Company adopted SFAS No. 123 (Revised 2004), Share-Based Payment, (SFAS No. 123(R)), which requires the measurement and recognition of compensation cost at fair value for all share-based payments, including stock options. The Company estimates fair value using the Black-Scholes option-pricing model, which requires assumptions such as expected volatility, risk-free interest rate, expected life, and dividends. Compensation cost is recognized using a graded-vesting schedule over the applicable vesting period, or date on which retirement eligibility is achieved, if shorter (non-substantive vesting period approach). Stock-based compensation totaled approximately $98 and $176 for the first quarter of fiscal 2008 and 2007, respectively.

Note K – Segment Information

The following disclosures are made in accordance with the SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. The Company’s strategic business units (SBUs) in fiscal 2008 are: RFPD, EDG, and DSG.

RFPD serves the global RF and wireless communications market, including infrastructure, and wireless networks, and power conversion market.

EDG provides engineered solutions and distributes electronic components to customers in diverse markets including the steel, automotive, textile, plastics, semiconductor manufacturing, and broadcast industries.

DSG is a global provider of integrated display products and systems to the public information, financial, point-of-sale, industrial, and healthcare markets.

Each SBU is directed by a Vice President and General Manager who reports to the Chief Executive Officer (CEO). The CEO evaluates performance and allocates resources, in part, based on the direct operating contribution of each SBU. Direct operating contribution is defined as gross margin less product management and direct selling expenses.

On May 31, 2007, the Company completed the sale of the Security Systems Division/Burtek Systems (SSD/Burtek) strategic business unit to Honeywell International Inc. The Company presents SSD/Burtek as a discontinued operation in accordance with the criteria of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, (SFAS No. 144), and prior period results and disclosures have been restated to reflect this reporting. The Company’s Colombia location was included in the SSD/Burtek sale agreement, but was not part of the closing on May 31, 2007. The Company anticipates final closing of the Colombia location to occur during fiscal 2008.

Accounts receivable, inventory, and goodwill are identified by SBU. Cash, net property, and other assets are not identifiable by SBU. Operating results for each SBU are summarized in the following table:

	Net Sales	Gross Profit	Direct Operating Contribution	Assets
First Quarter Fiscal 2008
RFPD	$84,306	$20,372	$10,120	$131,782
EDG	24,583	7,789	4,183	47,479
DSG	19,389	4,440	125	37,665

Total	$128,278	$32,601	$14,428	$216,926

First Quarter Fiscal 2007
RFPD	$91,332	$21,463	$13,174	$122,949
EDG	24,674	7,711	5,101	44,000
DSG	21,829	4,965	739	37,973

Total	$137,835	$34,139	$19,014	$204,922

A reconciliation of net sales, gross profit, operating income, and assets to the relevant consolidated amounts is as follows. Starting in the first quarter of fiscal 2008, the SBU’s operating contribution includes regional selling expenses. Other assets not identified include miscellaneous receivables, manufacturing inventories, and other assets.

	First Quarter
	2008	2007
Segment net sales	$128,278	$137,835
Corporate	1,187	1,602

Net sales	$129,465	$139,437

Segment gross profit	$32,601	$34,139
Manufacturing variances and other costs	37	213

Gross profit	$32,638	$34,352

Segment direct operating contribution	$14,428	$19,014
Manufacturing variances and other costs	37	213
Regional selling expenses	—	(3,630)
Administrative expenses	(12,459)	(11,558)
Gain (loss) on disposal of assets	(1)	19

Operating income	$2,005	$4,058

	September 1, 2007	June 2, 2007
Segment assets	$216,926	$208,939
Cash, cash equivalents, and restricted cash	21,781	79,335
Other current assets	17,268	25,815
Net property	30,075	29,703
Other assets	4,490	5,032
Assets of discontinued operations held for sale	225	247

Total assets	$290,765	$349,071

Geographic net sales information is primarily grouped by customer destination into five areas: North America, Asia/Pacific, Europe, Latin America, and Corporate. Europe includes sales to the Middle East and Africa. Net sales to Mexico are included as part of Latin America. Corporate consists of freight and sales which are not area specific.

Net sales and gross profit by geographic region are presented in the table below:

	First Quarter
	FY 2008	FY 2007
Net Sales
North America	$52,807	$60,384
Asia/Pacific	38,129	39,506
Europe	34,202	33,599
Latin America	4,094	4,975
Corporate	233	973

Total	$129,465	$139,437

Gross Profit
North America	$14,133	$15,552
Asia/Pacific	9,487	9,567
Europe	9,253	9,047
Latin America	1,267	1,468
Corporate	(1,502)	(1,282)

Total	$32,638	$34,352

The Company sells its products to customers in diversified industries and performs periodic credit evaluations of its customers’ financial condition. Terms are generally on open account, payable net 30 days in North America, and vary throughout Asia/Pacific, Europe, and Latin America. Estimates of credit losses are recorded in the financial statements based on periodic reviews of outstanding accounts. Actual credit losses have been consistently within management's estimates.

Note L – Discontinued Operations

On May 31, 2007, the Company completed the sale of SSD/Burtek strategic business unit to Honeywell International Inc. The Company presents SSD/Burtek as a discontinued operation in accordance with the criteria of SFAS No. 144, and prior period results and disclosures have been restated to reflect this reporting.

Net sales, gross profit, interest expense, and income (loss) from discontinued operations for the three-month period ended September 1, 2007 and September 2, 2006 are presented in the following table:

	First Quarter
	FY 2008	FY 2007
Net Sales	$302	$26,318
Gross profit	88	6,967
Interest expense	—	1,373
Income (loss), net of tax	31	(291)

The net sales, gross profit, and income from discontinued operations for the first quarter of 2008 represent only the operations of the Company’s Colombia location that were included in the SSD/Burtek sale agreement, but were not part of the closing on May 31, 2007. The Company anticipates final closing of the Colombia net assets to occur during fiscal 2008. The first quarter fiscal 2007 results represent all the operations that were included as part of the SSD/Burtek agreement. In accordance with EITF 87-24, the Company has allocated interest expense of $1,373 to the discontinued operation (SSD/Burtek) for the first quarter of fiscal 2007 due to the requirement under the Company’s credit agreement to pay the proceeds from the sale of a business to the parties in the credit agreement. Income (loss) from discontinued operations includes a provision for income tax of $16 and $792 in the first quarter of fiscal 2008 and 2007, respectively.

Net assets of discontinued operations are presented in the following table:

	September 1, 2007	June 2, 2007
Accounts receivable	$158	$128
Inventories	62	114

Current assets of discontinued operations held for sale	220	242

Property, plant, and equipment, net	5	5

Non-current assets of discontinued operations held for sale	5	5

Total assets of discontinued operations held for sale	$225	$247

Accounts payable	$253	$1,569
Accrued liabilities	—	1,168

Current liabilities of discontinued operations held for sale	253	2,737

Total liabilities and stockholders’ equity of discontinued operations held for sale	$253	$2,737

The balance sheet amounts of September 1, 2007 and June 2, 2007 for discontinued operations represent the net assets held at the Company’s Colombia location that were included in the SSD/Burtek sale agreement, but were not part of the transaction closing on May 31, 2007. In addition, net assets from discontinued operations at September 1, 2007 and June 2, 2007 included accrued transactions costs related to the sale of SSD/Burtek of $253 and $2,464, respectively.

Note M – Recently Issued Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. Under SFAS No. 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. The standard clarifies that fair value should be based on the assumptions market participants would use when pricing the asset or liability. SFAS No. 157 will be effective for the Company beginning in fiscal 2009. The Company is currently assessing the impact that SFAS No. 157 may have on the financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS No. 159), including an amendment to SFAS No. 115. Under SFAS No. 159, entities may elect to measure specified financial instruments and warranty and insurance contracts at fair value on a contract-by-contract basis, with changes in fair value recognized in earnings each reporting period. The election, called the fair value option, will enable entities to achieve an offset accounting effect for changes in fair value of certain related assets and liabilities without having to apply complex hedge accounting provisions. SFAS No. 159 is expected to expand the use of fair value measurement consistent with the FASB’s long-term objectives for financial instruments. SFAS No. 159 will be effective for the Company beginning in fiscal 2009. The Company is currently evaluating the impact of the adoption of SFAS No. 159 on the financial statements.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (in thousands, except per share amounts and except where indicated)

Except for the historical information contained herein, the matters discussed in this Quarterly Report on Form 10-Q are forward-looking statements relating to future events, which involve certain risks and uncertainties. Further, there can be no assurance that the trends reflected in historical information will continue in the future.

Investors should consider carefully the risk factors described in the Company’s Annual Report on Form 10-K, in addition to the other information included and incorporated by reference in this Quarterly Report on Form 10-Q. All statements other than statements of historical facts included in this report are statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. The words “may,” “will,” “should,” “could,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “predict,” “believe,” “potential,” “continue,” and similar expressions and variations thereof are intended to identify forward-looking statements. Such statements appear in a number of places in this report and include statements regarding the intent, belief, or current expectations of the Company, its directors, or its officers with respect to, among other things: (i) trends affecting the Company’s financial condition or results of operations; (ii) the Company’s financing plans; (iii) the Company’s business and growth strategies, including potential acquisitions; and (iv) other plans and objectives for future operations. Any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and actual results may differ materially from those predicted in the forward-looking statements or which may be anticipated from historical results or trends.

Investors should also be aware that while the Company does, from time to time, communicate with securities analysts, it is against the Company’s policy to disclose to them any material non-public information or other confidential commercial information. Accordingly, stockholders should not assume that the Company agrees with any statement or report issued by any analyst irrespective of the content of the statement or report. Thus, to the extent that reports issued by securities analysts contain any projections, forecasts, or opinions, such reports are not the responsibility of the Company.

Overview

Description of Business

The Company is a global provider of engineered solutions and a global distributor of electronic components to the radio frequency (RF), wireless and power conversion, electron device, and display systems markets. Utilizing its core engineering and manufacturing capabilities, the Company is committed to a strategy of providing specialized technical expertise and value-added products, or “engineered solutions,” in response to customers’ needs. These solutions include products which the Company manufactures or modifies and products which are manufactured to its specifications by independent manufacturers under the Company’s own private labels. Additionally, the Company provides solutions and adds value through design-in support, systems integration, prototype design and manufacturing, testing, and logistics for end products of its customers. Design-in support includes component modifications or the identification of lower-cost product alternatives or complementary products.

The Company’s products include RF and microwave components, power semiconductors, electron tubes, microwave generators, and data display monitors. These products are used to control, switch or amplify electrical power signals, or as display devices in a variety of industrial, commercial, and communication applications.

On May 31, 2007, the Company completed the sale of the Security Systems Division/Burtek Systems (SSD/Burtek) strategic business unit to Honeywell International Inc. The Company presents SSD/Burtek as a discontinued operation in accordance with the criteria of Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived

Assets, and prior period results and disclosures have been restated to reflect this reporting. The Company’s Colombia location was included in the SSD/Burtek sale agreement, but was not part of the closing on May 31, 2007. The Company anticipates final closing of the Colombia location to occur during fiscal 2008.

The Company’s marketing, sales, product management, and purchasing functions are organized as three strategic business units (SBUs): RF, Wireless & Power Division (RFPD), Electron Device Group (EDG), and Display Systems Group (DSG), with operations in the major economic regions of the world: North America, Asia/Pacific, Europe, and Latin America.

Results of Operations

Net Sales and Gross Profit Analysis

During the first quarter of fiscal 2008, consolidated net sales decreased 7.2% due mainly to lower sales in wireless and display system products over the first quarter of fiscal 2007. Net sales by SBU and percent change are in the following table (in thousands):

Net Sales
	FY 2008	FY 2007	% Change
First Quarter
RFPD	$84,306	$91,332	(7.7)%
EDG	24,583	24,674	(0.4)%
DSG	19,389	21,829	(11.2)%
Corporate	1,187	1,602

Total	$129,465	$139,437	(7.2)%

Consolidated gross profit decreased 5.0% to $32,638 first quarter of fiscal 2008 as compared with $34,352 in the same period last fiscal year, due mainly to a decrease in sales volume of wireless and display system products. Consolidated gross margin as a percentage of net sales increased to 25.2% in the first quarter of fiscal 2008 as compared to 24.6% for the first quarter of fiscal 2007 as gross margin increased in all three SBU’s. Gross profit reflects the distribution and manufacturing product margin less manufacturing variances, inventory overstock charges, customer returns, scrap and cycle count adjustments, engineering costs, and other provisions. Gross profit on freight and miscellaneous costs are included under the caption “Corporate”. Gross profit by SBU and percent of SBU sales are presented in the following table (in thousands):

Gross Profit		% of		% of
	FY 2008	Net Sales	FY 2007	Net Sales
First Quarter
RFPD	$20,372	24.2%	$21,463	23.5%
EDG	7,789	31.7%	7,711	31.3%
DSG	4,440	22.9%	4,965	22.7%
Corporate	37		213

Total	$32,638	25.2%	$34,352	24.6%

Net sales and gross profit trends are analyzed for each strategic business unit in the discussion below.

RF, Wireless & Power Division

RFPD net sales decreased 7.7% in the first quarter of fiscal 2008 to $84,306 as compared with $91,332 in the same period last year. The net sales decline was due mainly to a decrease in demand for network access, infrastructure, and passive/interconnect products, partially offset by an increase in power conversion products. Network access net sales declined 10.6% to $32,224 in the first quarter of fiscal 2008 from $36,029 in the same period last year as all four geographic regions declined in sales. Infrastructure products net sales were $21,826 in the first quarter of fiscal 2008, 9.4% lower than $24,083 last year. The decline was largely due to a sales decline in North America and Asia/Pacific. The decline for network access and infrastructure products was due to the completion of phase one of a large project in Asia/Pacific during the first quarter of fiscal 2007, while phase two is scheduled to start in the second half of fiscal 2008. Passive/interconnect net sales decreased 8.2% to $13,929 in the first quarter of fiscal 2008 as compared with $15,170 in the prior fiscal year. The decline was primarily due to lower sales in North America which were partially offset by an increase in sales in Europe and Asia/Pacific. Power conversion net sales were $12,691 for the first quarter of fiscal 2008, 3.7% higher than $12,237 for the same period last year. The growth in net sales of power conversion products was mainly due to growth in Asia/Pacific which benefited from RFPD’s penetration of the welding and steel manufacturing market with induction heating and power supply applications. Alternative energy application growth in Europe and Asia/Pacific also contributed to the increase in power conversion net sales. The net sales decline was the main contributor to the gross profit decrease of 5.1% to $20,372 for the first quarter of fiscal 2008. For the first quarter of fiscal 2008, the gross margin percentage increased to 24.2% from 23.5% last fiscal year due to improved margins of infrastructure and power conversion products.

Electron Device Group

EDG net sales were essentially flat at $24,583 in the first quarter of fiscal 2008 as compared to $24,674 in the same period last fiscal year. Gross profit increased slightly to $7,789 from $7,711 in the first quarter of fiscal 2008 and 2007, respectively. The gross profit improvement was mainly due to the increase in the gross margin percentage to 31.7% in the first quarter of fiscal 2008 as compared to 31.3% last year. The increase in gross margin during the first quarter of fiscal 2008 was mainly due to improved margins on tubes and semiconductor fabrication equipment products.

Display Systems Group

DSG net sales decreased 11.2% during the first quarter of fiscal 2008 to $19,389 as compared with $21,829 in the same period last fiscal year. The decline was mainly due to a decline in medical monitors and custom display products. Net sales of medical monitors declined 27.4% to $4,403 during the first quarter of fiscal 2008 as compared with $6,062 last year. During the fourth quarter of fiscal 2007, the Company implemented a more competitive and aggressive pricing structure which negatively impacted short-term sales, however, the Company expects this strategy to create new opportunities. Net sales of custom display products declined 14.6% to $10,038 during the first quarter of fiscal 2008 from $11,749 last year. The decline was mainly due to the completion of non-recurring projects in North America last year. DSG’s gross profit decreased 10.6% to $4,440 during the first quarter of fiscal 2008 from $4,965 last year due mainly to lower sales volume. The gross margin percentage increased slightly to 22.9% from 22.7% during the first quarter of fiscal 2008 and 2007, respectively.

Sales by Geographic Area

On a geographic basis, the Company categorizes its sales by destination: North America, Asia/Pacific, Europe, Latin America, and Corporate. Europe includes net sales to the Middle East and Africa. Latin America includes net sales to Mexico. Corporate consists of freight and other non-specific net sales. Net sales and gross margin, as a percent of net sales, by geographic area are as follows (in thousands):

Net Sales
	FY 2008	FY 2007	% Change
First Quarter
North America	$52,807	$60,384	(12.5)%
Asia/Pacific	38,129	39,506	(3.5)%
Europe	34,202	33,599	1.8%
Latin America	4,094	4,975	(17.7)%
Corporate	233	973

Total	$129,465	$139,437	(7.2)%

Gross profit by geographic area and percent of geographic sales are presented in the following table (in thousands):

Gross Profit		% of		% of
	FY 2008	Net Sales	FY 2007	Net Sales
First Quarter
North America	$14,133	26.8%	$15,552	25.8%
Asia/Pacific	9,487	24.9%	9,567	24.2%
Europe	9,253	27.1%	9,047	26.9%
Latin America	1,267	30.9%	1,468	29.5%
Corporate	(1,502)		(1,282)

Total	$32,638	25.2%	$34,352	24.6%

Net sales in North America declined 12.5% in the first quarter of fiscal 2008 to $52,807 as compared with $60,384 in the same period of fiscal 2007. The net sales decline for the first quarter was mainly due to a decrease in demand for display system and wireless products. Gross margin increased to 26.8% from 25.8% during the first quarter of fiscal 2008 and 2007, respectively. The gross margin improvement was mainly due to improved margins of wireless and electron device products.

Net sales in Asia/Pacific decreased 3.5% to $38,129 in the first quarter of fiscal 2008 versus $39,506 in the same period last fiscal year. The decline was mainly the result of lower sales for network access and wireless infrastructure products partially offset by increased sales for passive/interconnect, power conversion, and electron device products. Japan’s net sales declined 37.1% to $4,101 during first quarter of fiscal 2008 due to a decline in demand for power conversion, wireless infrastructure, and network access products. Net sales in Korea declined 28.7% to $7,699 in the first quarter of fiscal 2008 due to lower sales of network access and wireless infrastructure products as the 3.5 Generation (3.5G) roll out neared completion in the first quarter of fiscal 2007. In contrast to Korea and Japan, net sales in China increased 31.8% to $16,691 in the first quarter of fiscal 2008. The improvement in net sales in China was primarily due to increased sales of power conversion products in industrial uninterruptible power supply applications. Sales in China also increased due to continued strong demand for passive/interconnect, network access, and infrastructure products. During the first quarter of fiscal 2008, gross margin increased to 24.9% from 24.2% last year. The increase in gross margin was mainly due to improved margins for wireless products.

Net sales in Europe grew 1.8% in the first quarter of fiscal 2008 to $34,202 from $33,599 in the same period a year ago. The net sales growth was the result of increased sales of wireless, power, and display system products, partially offset by a decline in electron device products. Gross margin in Europe increased slightly to 27.1% from 26.9% during the first quarter of fiscal 2008 and 2007, respectively.

Net sales in Latin America decreased 17.7% in the first quarter of fiscal 2008 to $4,094 as compared with $4,975 in the same period of fiscal 2007. The decline was mainly due to a decrease in sales of wireless and electron device products. Gross margin in Latin America increased to 30.9% in the first quarter of fiscal 2008 from 29.5% last year due primarily due to improved margins for wireless and electron device products.

Selling, General and Administrative Expenses

SG&A decreased slightly during the first quarter of fiscal 2008 to $29,966 as compared with $30,313 in the same period last fiscal year. SG&A increased to 23.1% of net sales during first quarter of fiscal 2008 from 21.7% last year primarily due to lower sales volume in the current fiscal year.

Other (Income) Expense

In the first quarter of fiscal 2008, other (income) expense decreased to an expense of $2,748 from an expense of $4,474 during the first quarter of fiscal 2007. The decline in expense for the first quarter related to retirement of long-term debt expense recorded in the first quarter of last fiscal year, partially offset by an increase in interest expense in the current fiscal year. Other (income) expense included costs associated with the retirement of long-term debt of $2,540 in the first quarter of fiscal 2007 due to the Company entering into two separate agreements in August 2006 to purchase $14,000 of the Company’s 8% convertible senior subordinated notes. The Company incurred no such charges in the first quarter of fiscal 2008. Interest expense increased to $2,676 for the first quarter of fiscal 2008 as compared with $1,610 during the same period of last fiscal year. Interest expense consists of the following components as noted in the following table:

	First Quarter
	FY 2008	FY 2007
7 3/4% convertible senior subordinated notes interest expense	$866	$856
8% convertible senior subordinated notes interest expense	220	494
Multi-currency revolving credit agreement interest expense	556	—
New $40,000 credit agreement interest expense	229	—
Deferred financing costs amortization	149	223
Write-off of deferred financing costs	643	—
Other	13	37

Total interest expense	$2,676	$1,610

As discussed in Note L, in accordance with Emerging Issues Task Force Issue No. 87-24, Allocation of Interest to Discontinued Operations, the Company allocated interest related to the multi-currency revolving credit agreement (credit agreement) to discontinued operations for the first quarter of fiscal 2007. Interest expense incurred on the credit agreement during the first quarter of fiscal 2008 related primarily to working capital associated with continuing operations.

As discussed in Note D, the Company wrote-off $643 of deferred financing costs during the first quarter of fiscal 2008 due to the extinguishment of the credit agreement on July 27, 2007.

Income Tax Provision

The effective income tax rate for the first quarter of fiscal 2008 was a provision of 407.8% as compared with a provision of 94.2% for the first quarter of fiscal 2007. The difference between the effective tax rates as compared to the U.S. federal statutory rate of 34% primarily results from the Company’s geographical distribution of taxable income or losses and valuation allowances related to net operating losses. For the first quarter of fiscal 2008, the tax benefit related to net operating losses was limited by the requirement for a valuation allowance of $620.

In the normal course of business, the Company is subject to examination by taxing authorities throughout the world. The Company is no longer subject to either U.S. federal, state, or local tax examinations by tax authorities for years prior to FY04. With few exceptions, the Company is no longer subject to non-U.S. income tax examinations by tax authorities for years prior to FY02. The Company’s primary foreign tax jurisdictions are the United Kingdom, Germany, Singapore, and the Netherlands. The following table summarizes the open tax years for each major jurisdiction:

Jurisdiction	Open Tax Years
Federal	FY04 – FY07
United Kingdom	FY05 – FY07
Germany	FY02 – FY07
Singapore	FY02 – FY07
Netherlands	FY02 – FY07

Effective June 3, 2007, the Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of SFAS 109, Accounting for Income Taxes, (FIN 48). The application of FIN 48 would have resulted in an increase in retained earnings of $1,647, except that the increase was fully offset by the application of a valuation allowance against net operating losses. In addition, the Company reclassified $6,954 of income tax liabilities from current liabilities to non-current liabilities as the Company does not anticipate settling the liabilities within the next twelve months.

At June 3, 2007, the Company’s worldwide liability for uncertain tax positions was $6,481, excluding interest and penalties. Unrecognized tax benefits of $2,623 would affect the Company’s effective tax rate if recognized. There were no significant changes in components of the liability in the three months ending September 1, 2007.

The Company records penalties and interest relating to uncertain tax positions in the income tax expense line item within the consolidated statement of operations. At June 3, 2007, approximately $821 was included in the liability for uncertain tax positions for the possible payment of interest and penalties.

It is reasonably possible that there will be a change in the unrecognized tax benefits in the range of $0 to approximately $900 due to the expiration of various statutes of limitations within the next 12 months.

Net Loss and Per Share Data

Net loss for the first quarter of fiscal 2008 was $360, or $0.02 per diluted common share and $0.02 per Class B diluted common share as compared with a net loss of $1,099 for the first quarter of fiscal 2007, or $0.06 per diluted common share and $0.06 per Class B diluted common share.

Liquidity and Capital Resources

The Company has financed its growth and cash needs largely through income from operations, borrowings under the revolving credit facilities, issuance of convertible senior subordinated notes, and sale of assets. Liquidity provided by operating activities is reduced by working capital requirements, debt service, capital expenditures, dividends, and business acquisitions. Liquidity provided by operating activities is increased by proceeds from borrowings and from the dispositions of businesses and assets.

Cash and cash equivalents were $21,781 at September 1, 2007, as compared to $17,436 at fiscal 2007 year end. Cash provided by operating activities in the first quarter of fiscal 2008 was $5,932, primarily due to lower accounts receivable partially offset by higher inventory. Accounts receivable declined during the first quarter of fiscal 2008 due to a decline in sales volume during the last two months of the period as compared with the last two months of fiscal 2007. The increase in inventories was due to the decline in sales volume. Cash used in operating activities in the first quarter of fiscal 2007 was $7,515 primarily due to higher inventories in addition to lower accounts payable and accrued liabilities. The increase in inventories was due to higher inventory stocking levels to support anticipated sales growth. Accounts payable balances decreased due to timing of payments for inventory. In addition, payments of interest on long-term debt and remittance of foreign sales and use taxes contributed to the utilization of cash in the first quarter of fiscal 2007.

Net cash used in investing activities of $1,537 and $853 in the first quarter of fiscal 2008 and 2007, respectively, were primarily due to capital expenditures related to information technology projects.

Net cash used in financing activities of $174 in the first quarter of fiscal 2008 primarily related to paying off $61,440 of debt outstanding under the Company’s credit agreement from the use of restricted cash of $61,899. During the first quarter of fiscal 2007, net cash provided by financing activities was $9,451 primarily related to net debt borrowings of $11,324, partially offset by dividend payments of $687 and cash payments on early debt retirement of $700.

The Company entered into a new $40,000 credit agreement (new credit agreement) on July 27, 2007 which includes a Euro subfacility ($15,000) and a Singapore subfacility ($5,000). This new credit agreement expires in July 2010 and bears interest at applicable LIBOR, SIBOR, or prime rates plus a margin varying with certain quarterly borrowings under the new credit agreement. This new credit agreement is secured by a lien on the Company’s assets and also contains a financial covenant requiring the Company to maintain a leverage ratio of less than 2.0 to 1.0. The commitment fee related to the new credit agreement is 0.25% per annum payable quarterly on the average daily unused portion of the aggregate commitment. At September 1, 2007, $4,200 was outstanding under the new credit agreement, outstanding letters of credit were $590, and the unused line was $35,210. The new credit agreement consists of the following facilities as of September 1, 2007:

	Capacity	Amount Outstanding	Interest Rate
U.S. Facility	$20,000	$4,200	8.25%
Euro Subfacility	15,000	—	—
Singapore Subfacility	5,000	—	—

Total	$40,000	$4,200	8.25%

New Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. Under SFAS No. 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. The standard clarifies that fair value should be based on the assumptions market participants would use when pricing the asset or liability. SFAS No. 157 will be effective for the Company beginning in fiscal 2009. The Company is currently assessing the impact that SFAS No. 157 may have on the financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS No. 159), including an amendment to SFAS No. 115. Under SFAS No. 159, entities may elect to measure specified financial instruments and warranty and insurance contracts at fair value on a contract-by-contract basis, with changes in fair value recognized in earnings each reporting period. The election, called the fair value option, will enable entities to achieve an offset accounting effect for changes in fair value of certain related assets and liabilities without having to apply complex hedge accounting provisions. SFAS No. 159 is expected to expand the use of fair value measurement consistent with the FASB’s long-term objectives for financial instruments. SFAS No. 159 will be effective for the Company beginning in fiscal 2009. The Company is currently evaluating the impact of the adoption of SFAS No. 159 on the financial statements.

ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Risk Management and Market Sensitive Financial Instruments

Certain operations, assets, and liabilities of the Company are denominated in foreign currencies subjecting the Company to foreign currency exchange risk. In addition, some of the Company’s debt financing varies with market rates exposing the Company to the market risk from changes in interest rates. In order to provide the user of these financial statements guidance regarding the magnitude of these risks, the Securities and Exchange Commission requires the Company to provide certain quantitative disclosures based upon hypothetical assumptions. Specifically, these disclosures require the calculation of the effect of a 10% increase in market interest rates and a uniform 10% strengthening of the U.S. dollar against foreign currencies on the reported net earnings and financial position of the Company.

The Company’s credit agreement’s interest rates vary based on market interest rates. Had interest rates increased 10%, additional interest expense, tax effected, would have increased the net loss by an estimated $5 in the first quarter of fiscal 2008, and increased the net loss by an estimated $80 in the first quarter of fiscal 2007.

The Company’s foreign denominated assets and liabilities are cash, accounts receivable, inventory, accounts payable, and intercompany receivables and payables, primarily in member countries of the European Union, Asia/Pacific and, to a lesser extent, Canada and Latin America. Tools that the Company may use to manage foreign exchange exposures include currency clauses in sales contracts, local debt to offset asset exposures and forward contracts to hedge significant transactions. The Company has not entered into any forward contracts in fiscal 2008 or 2007.

Had the U.S. dollar strengthened 10% against various foreign currencies, net sales would have been lower by an estimated $5,000 for first quarter of fiscal 2008 and an estimated $4,700 for first quarter of fiscal 2007. Total assets would have declined by an estimated $24,700 as of September 1, 2007 and an estimated $17,900 as of the fiscal year ended June 2, 2007, while the total liabilities would have decreased by an estimated $1,000 as of September 1, 2007 and an estimated $3,800 as of the fiscal year ended June 2, 2007.

The interpretation and analysis of these disclosures should not be considered in isolation since such variances in interest rates and exchange rates would likely influence other economic factors. Such factors, which are not readily quantifiable, would likely also affect the Company’s operations.

For an additional description of the Company’s market risk, see “Item 7A – Quantitative and Qualitative Disclosures about Market Risk – Risk Management and Market Sensitive Financial Instruments” in the Company’s Annual Report on Form 10-K for the fiscal year ended June 2, 2007.

ITEM 4.	CONTROLS AND PROCEDURES

(a)	Evaluation of Disclosure Controls and Procedures

Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as of September 1, 2007. The Company’s disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding disclosure. Based upon this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective as of the end of the period covered by this report.

(b)	Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the first quarter of fiscal 2008 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

PART II. OTHER INFORMATION

ITEM 1.	LEGAL PROCEEDINGS

The Company is involved in several pending judicial proceedings concerning matters arising in the ordinary course of its business. While the outcome of litigation is subject to uncertainties, based on currently available information, the Company believes that, in the aggregate, the results of these proceedings will not have a material effect on the Company’s financial condition.

ITEM 1A.	RISK FACTORS

In addition to the other information set forth in this report, you should carefully consider the factors discussed in “Risk Factors” in Part I, Item 1A of the Company’s Annual Report on Form 10-K for the year ended June 2, 2007, which could materially affect the Company’s business, financial condition or future results. The risks described in the Company’s Annual Report on Form 10-K are not the only risks facing the Company. Additional risks and uncertainties not currently known to the Company or that the Company currently deems to be immaterial also may materially adversely affect the Company’s business, financial condition and/or operating results.

ITEM 5.	OTHER INFORMATION

Results of Operation and Financial Condition

On October 10, 2007, the Company issued a press release reporting results for its fiscal first quarter ended September 1, 2007. A copy of the press release is furnished with this report as Exhibit 99.1 to this form 10-Q and incorporated by reference herein.

Declaration of Dividend

On October 10, 2007, the Company issued a press release announcing the declaration of a cash dividend for the second quarter of fiscal 2008. A copy of the press release is furnished with this report as Exhibit 99.2 to this form 10-Q and incorporated by reference herein.

ITEM 6.	EXHIBITS

See exhibit index which is incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RICHARDSON ELECTRONICS, LTD.

Date: October 11, 2007	By:	/s/ Daniel J. Fujii
Daniel J. Fujii
Chief Financial Officer

(on behalf of the Registrant and
as Principal financial and accounting officer)

Exhibit Index

(c)	EXHIBITS

Exhibit Number	Description
3.1	Restated Certificate of Incorporation of the Company, incorporated by reference to Appendix B to the Proxy Statement / Prospectus dated November 13, 1986, incorporated by reference to the Company’s Registration Statement on Form S-4.

3.2	Amended and Restated By-laws of the Company, incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed September 14, 2007.

10.1	Revolving Credit Agreement dated July 27, 2007 by and among (i) the Company, (ii) Richardson Electronics Benelux B.V., a Dutch private limited liability company, Richardson Electronics Limited, an English limited liability company, and (iii) Richardson Electronics Pte Ltd, a company organized under the laws of Singapore, the lenders from time to time parties hereto, and JPMorgan Chase Bank, N.A., as administrative agent, incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed August 2, 2007.

10.2	Settlement Agreement and General Release between the Company and Bruce W. Johnson, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed August 9, 2007.

31.1	Certification of Edward J. Richardson pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed pursuant to Part I).

31.2	Certification of Daniel J. Fujii pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed pursuant to Part I).

32	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed pursuant to Part I).

99.1	Press release, dated October 10, 2007, regarding the Company’s results for its fiscal first quarter ended September 1, 2007.

99.2	Press release, dated October 10, 2007, regarding the declaration of a cash dividend for the first quarter of fiscal 2008.

Exhibit 31.1

CERTIFICATION PURSUANT TO

SECTION 302(a) OF THE SARBANES-OXLEY ACT OF 2002

I, Edward J. Richardson, certify that:

1.	I have reviewed this quarterly report on Form 10-Q of Richardson Electronics, Ltd. for the period ended September 1, 2007;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)	Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.	The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: October 11, 2007

Signature:	/s/ Edward J. Richardson
Edward J. Richardson
Chairman of the Board and Chief Executive Officer

Exhibit 31.2

CERTIFICATION PURSUANT TO

SECTION 302(a) OF THE SARBANES-OXLEY ACT OF 2002

I, Daniel J. Fujii, certify that:

1.	I have reviewed this quarterly report on Form 10-Q of Richardson Electronics, Ltd. for the period ended September 1, 2007;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)	Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.	The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: October 11, 2007

Signature:	/s/ Daniel J. Fujii
Daniel J. Fujii
Chief Financial Officer

Exhibit 32

CERTIFICATION PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Richardson Electronics, Ltd. (the “Company”) on Form 10-Q for the period ended September 1, 2007 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Edward J. Richardson, Chairman of the Board and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Edward J. Richardson
Edward J. Richardson
Chairman of the Board and Chief Executive Officer
October 11, 2007

CERTIFICATION PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Richardson Electronics, Ltd. (the “Company”) on Form 10-Q for the period ended September 1, 2007 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Daniel J. Fujii, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Daniel J. Fujii
Daniel J. Fujii
Chief Financial Officer
October 11, 2007

Exhibit 99.1

For Immediate Release For Details Contact: Ed Richardson Chairman and Chief Executive Officer Richardson Electronics, Ltd. Phone: (630) 208-2340 E-mail: info@rell.com	Corporate Headquarters 40W267 Keslinger Road PO Box 393 LaFox, IL 60147-0393 USA Phone: (630) 208-2200 Fax: (630) 208-2550

Richardson Reports First Quarter Fiscal 2008 Results

LaFox, IL, Wednesday, October 10, 2007: Richardson Electronics, Ltd. (NASDAQ: RELL), a global provider of engineered solutions used in the RF, Wireless & Power Conversion; Electron Device; and Display Systems markets, today reported its first quarter results for the period ended September 1, 2007. Sales in the first quarter of fiscal 2008 were $129.5 million down from $139.4 million in the first quarter last year. Gross margin improved to 25.2% in the quarter as compared with 24.6% in the first quarter of fiscal 2007. The Company had a net loss of $0.4 million in the first quarter of fiscal 2008, or $0.02 per diluted common share, as compared to a net loss of $1.1 million, or $0.06 per diluted common share, last fiscal year. The net loss in the first quarter of fiscal 2008 included a charge of $0.6 million associated with the extinguishment of the Company’s credit facility on July 27, 2007.

“While sales fell short of our expectations during the first quarter, we are optimistic of the prospects for operating performance improvement during the remainder of fiscal 2008,” said Edward J. Richardson, Chairman, Chief Executive Officer and President. “We are encouraged by the strengthening of our gross margins during the first quarter of fiscal 2008.”

Other Financial Highlights:

•	Sales by Business Unit:

•

Sales for RF, Wireless & Power Division were $84.3 million in the first quarter of fiscal 2008, down 7.7% as compared to last year, due primarily to a decrease in demand for network access, infrastructure, and passive/interconnect products, which was partially offset by an increase in demand for power conversion products.

•	Sales in the Electron Device Group were essentially flat at $24.6 million.

•	Sales in the Display Systems Group were 11.2% lower for the first quarter of fiscal 2008 at $19.4 million due to lower sales of medical monitors and a decline in project business for custom displays.

•	Sales by Geography:

•	Sales in Europe increased 1.8% to $34.2 million due to sales growth in wireless, power conversion, and display systems products.

•

Asia/Pacific sales declined to $38.1 million during the first quarter of fiscal 2008, a 3.5% decrease over the prior year, due to a decline in sales for network access and wireless infrastructure products, partially offset by an increase in sales for power conversion products.

•	Sales in North America decreased 12.5% to $52.8 million in the first quarter of fiscal 2008 mainly due to a decline in display system and wireless products.

•	Sales in Latin America decreased 17.7% to $4.1 million in the first quarter of fiscal 2008.

•	Gross profit declined to $32.6 million in the first quarter of fiscal 2008 as compared with $34.4 million last year.

•	SG&A expenses decreased slightly to $30.0 million during the first quarter of fiscal 2008 as compared with $30.3 million in the same period last year.

•	Operating income was $2.7 million in the first quarter of fiscal 2008.

On Thursday, October 11, 2007 at 9:00 a.m. CDT, Mr. Edward J. Richardson, Chairman and Chief Executive Officer, will host a conference call to discuss the Company’s first quarter financial results. A question and answer session will be included as part of the call’s agenda. To listen to the call, please dial 866-814-8470 approximately five minutes prior to the start of the call. A replay of the call will be available from 12:30 p.m. on October 11, 2007 through January 9, 2008. The telephone numbers for the replay are (USA) 800-475-6701 and (International) 320-365-3844; access code 889789.

This release includes certain “forward-looking” statements as defined by the Securities and Exchange Commission. Statements in this press release regarding the Company’s business which are not historical facts represent “forward-looking” statements that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see Item 1A, “Risk Factors” in the Company’s Annual Report on Form 10-K for the most recently ended fiscal year. The Company assumes no responsibility to update the forward-looking statements in this release as a result of new information, future events, or otherwise.

About Richardson Electronics

Richardson Electronics, Ltd. is a global provider of “Engineered Solutions,” serving the RF, Wireless & Power Conversion; Electron Device; and Display Systems markets. The Company delivers engineered solutions for its customers’ needs through product manufacturing, systems integration, prototype design and manufacture, testing and logistics. Press announcements and other information about Richardson are available on the World Wide Web at http://www.rell.com/investor.asp.

Richardson Electronics, Ltd.

Condensed Consolidated Statement of Operations

(Unaudited)(in thousands, except per share amounts)

	Three months ended
Statements of Operations	September 1, 2007	September 2, 2006
Net sales	$129,465	$139,437
Cost of sales	96,827	105,085

Gross profit	32,638	34,352
Selling, general, and administrative expenses	29,966	30,313
(Gain) loss on disposal of assets	1	(19)

Operating income	2,671	4,058

Other (income) expense:
Interest expense	2,676	1,610
Investment income	(371)	(77)
Foreign exchange loss	444	387
Retirement of long-term debt expenses	—	2,540
Other, net	(1)	14

Total other expense	2,748	4,474

Loss from continuing operations before income taxes	(77)	(416)
Income tax provision	314	392

Loss from continuing operations	(391)	(808)
Income (loss) from discontinued operations, net of provision for income tax of $16 and $792, respectively	31	(291)

Net loss	$(360)	$(1,099)

Net loss per common share – basic:
Loss from continuing operations	$(0.02)	$(0.05)
Income (loss) from discontinued operations	0.00	(0.01)

Net loss per common share – basic	$(0.02)	$(0.06)

Net loss per Class B common share – basic:
Loss from continuing operations	$(0.02)	$(0.04)
Income (loss) from discontinued operations	0.00	(0.02)

Net loss per Class B common share – basic	$(0.02)	$(0.06)

Net loss per common share – diluted:
Loss from continuing operations	$(0.02)	$(0.05)
Income (loss) from discontinued operations	0.00	(0.01)

Net loss per common share – diluted	$(0.02)	$(0.06)

Net loss per Class B common share – diluted:
Loss from continuing operations	$(0.02)	$(0.04)
Income (loss) from discontinued operations	0.00	(0.02)

Net loss per Class B common share – diluted	$(0.02)	$(0.06)

Weighted average number of shares:
Common shares - basic	14,840	14,400

Class B common shares - basic	3,048	3,093

Common shares - diluted	14,840	14,400

Class B common shares - diluted	3,048	3,093

Richardson Electronics, Ltd.

Net Sales and Gross Profit

For the First Quarter of Fiscal 2008 and 2007

(Unaudited, in thousands)

By Business Unit:
	Net Sales			Gross Profit
First Quarter	FY 2008	FY 2007	% Change	FY 2008	GP% of Sales	FY 2007	GP% of Sales
RF, Wireless & Power Division	$84,306	$91,332	(7.7%)	$20,372	24.2%	$21,463	23.5%
Electron Device Group	24,583	24,674	(0.4%)	7,789	31.7%	7,711	31.3%
Display Systems Group	19,389	21,829	(11.2%)	4,440	22.9%	4,965	22.7%
Corporate	1,187	1,602		37		213

Total	$129,465	$139,437	(7.2%)	$32,638	25.2%	$34,352	24.6%

By Geographic Area:
	Net Sales			Gross Profit
First Quarter	FY 2008	FY 2007	% Change	FY 2008	GP% of Sales	FY 2007	GP% of Sales
North America	$52,807	$60,384	(12.5%)	$14,133	26.8%	$15,552	25.8%
Asia/Pacific	38,129	39,506	(3.5%)	9,487	24.9%	9,567	24.2%
Europe	34,202	33,599	1.8%	9,253	27.1%	9,047	26.9%
Latin America	4,094	4,975	(17.7%)	1,267	30.9%	1,468	29.5%
Corporate	233	973		(1,502)		(1,282)

Total	$129,465	$139,437	(7.2%)	$32,638	25.2%	$34,352	24.6%

Note:	Europe includes net sales and gross profit to the Middle East and Africa.

 Latin America includes net sales and gross profit to Mexico.

 Corporate consists of freight, other non-specific net sales and gross profit, and customer cash discounts.

Richardson Electronics, Ltd.

Condensed Consolidated Balance Sheets

(in thousands, except per share amounts)

	Unaudited September 1, 2007	June 2, 2007
Assets
Current assets:
Cash and cash equivalents	$21,781	$17,436
Restricted cash	—	61,899
Receivables, less allowance of $1,601 and $1,574	97,316	105,709
Inventories	118,144	110,174
Prepaid expenses	4,547	5,129
Deferred income taxes	2,477	2,131
Current assets of discontinued operations held for sale	220	242

Total current assets	244,485	302,720

Non-current assets:
Property, plant and equipment, net	30,075	29,703
Goodwill	11,710	11,611
Other intangible assets, net	838	1,581
Non-current deferred income taxes	843	389
Assets held for sale	978	1,004
Other assets	1,831	2,058
Non-current assets of discontinued operations held for sale	5	5

Total non-current assets	46,280	46,351

Total assets	$290,765	$349,071

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$64,328	$55,530
Accrued liabilities	20,649	31,330
Current portion of long-term debt	—	65,711
Current liabilities of discontinued operations held for sale	253	2,737

Total current liabilities	85,230	155,308

Non-current liabilities:
Long-term debt, less current portion	59,883	55,683
Long-term income tax liabilities	6,954	—
Non-current liabilities	1,528	1,535

Total non-current liabilities	68,365	57,218

Total liabilities	153,595	212,526

Commitments and contingencies	—	—
Stockholders’ equity
Common stock, $0.05 par value; issued 15,929 shares at September 1, 2007 and 15,920 shares at June 2, 2007	797	796
Class B common stock, convertible, $0.05 par value; issued 3,048 at September 1, 2007 and June 2, 2007	152	152
Preferred stock, $1.00 par value, no shares issued	—	—
Additional paid-in-capital	119,260	118,880
Common stock in treasury, at cost, 1,122 shares at September 1, 2007 and 1,179 shares at June 2, 2007	(6,651)	(6,989)
Retained earnings	20,569	21,631
Accumulated other comprehensive income	3,043	2,075

Total stockholders’ equity	137,170	136,545

Total liabilities and stockholders’ equity	$290,765	$349,071

Exhibit 99.2

For Immediate Release For Details Contact: Ed Richardson Chairman and Chief Executive Officer Richardson Electronics, Ltd. Phone: (630) 208-2340 E-mail: info@rell.com	Corporate Headquarters 40W267 Keslinger Road PO Box 393 LaFox, IL 60147-0393 USA Phone: (630) 208-2200 Fax: (630) 208-2550

Richardson Electronics Announces Second Quarter Dividend

LaFox, IL, Wednesday, October 10, 2007: Richardson Electronics, Ltd. (NASDAQ: RELL) today announced that its Board of Directors voted to declare a cash dividend for the second quarter of fiscal 2008 to all holders of common stock.

The cash dividend of $0.04 per share will be payable November 23, 2007 to all common stockholders of record on November 7, 2007. The Company currently has 14,806,914 of common stock outstanding, net of shares held in treasury. A dividend equal to 90 percent of the dividend paid on the common stock will be paid to the holders of the 3,048,258 outstanding shares of Class B common stock.

About Richardson Electronics

Richardson Electronics, Ltd. is a global provider of “Engineered Solutions,” serving the RF, Wireless & Power Conversion; Electron Device; and Display Systems markets. The Company delivers engineered solutions for its customers’ needs through product manufacturing, systems integration, prototype design and manufacture, testing and logistics. Press announcements and other information about Richardson are available online at http://www.rell.com/investor.asp.